SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2002

SBS Broadcasting S.A.
(Translation or registrant's name into English)

8-10 rue Mathias Hardt, L-1717 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

This Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 1 to Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 5, 2001. In addition, this Form 6-K submitted to the Securities and Exchange Commission is incorporated by reference into the prospectus contained in our Pre-effective Amendment No. 2 to Form F-4 Registration Statement filed with the Securities and Exchange Commission on December 10, 2001.

SBS BROADCASTING

FOR IMMEDIATE RELEASE

SBS Broadcasting SA and Masterfood GmbH Sign Groundbreaking Pan-European Advertising Agreement

STOCKHOLM, May 21, 2002 - SBS Broadcasting SA (NASDAQ: SBTV; Euronext Amsterdam N.V.: SBS) announced today that it has signed a groundbreaking pan-European advertising agreement with Masterfood, the world's leading manufacturer of snackfood and petfood brands. The agreement marks SBS' first pan-European advertising contract.

Under the terms of the agreement, SBS will provide Masterfood with television advertising, program sponsorship opportunities and other promotional activities across the SBS television group.

Markus Tellenbach, President & Chief Operating Officer of SBS, said: "This is a landmark agreement and an important step in the development of SBS' pan-European marketing initiatives. The successful introduction of the Euro as the common currency in many of our markets and the reach of our pan-European station group will facilitate similar agreements in the future. We are committed to offering innovative media buying concepts to our advertisers and capitalizing on new opportunities in the growing European advertising market."

Thomas de Buhr, Masterfood's Regional Media Manager, explained: "As a team with Mediacom and our other agencies in the region we have been able to forge an agreement with SBS that secures television advertising in 8 European markets. SBS has become our partner in the marketing of our products and will provide us with a number of flexible advertising programs to reach our consumers. We look forward to working with SBS as we implement this agreement across their station group."

Julian Neuburger, Executive Director, Mediacom said: "In the highly fragmented European television marketplace, the need to identify opportunities that will deliver efficiency improvements is a natural objective. This deal has delivered significant benefits to all parties involved. We sincerely hope that this represents just the first step of a new relationship with SBS."

Some of the statements in this press release are forward-looking, including, without limitation: the statement that this is a landmark agreement and an important step in the development of SBS' pan-European marketing initiatives; the statement that the introduction of the Euro and the reach of our pan-European station group will facilitate similar agreements in the future; our ability to offer innovative media buying concepts to our advertisers and capitalize on new opportunities in the growing European advertising market. These forward-looking statements include statements relating to our future performance, competition, trends and anticipated developments in the television and radio broadcasting industry. In addition, we may make forward-looking statements in future filings with the Securities and Exchange Commission, and in written material, press releases and oral statements issued by us or on our behalf. Forward-looking statements include statements regarding our intent, belief or current expectations or those of our officers (including statements preceded by, followed by or that include forward-looking terminology such as "may", "will", "should", "believes", "expects", "anticipates", "estimates", "continues" or similar expressions or comparable terminology) with respect to various matters.

-continued-

It is important to note that our actual results in the future could differ materially from those anticipated in these forward-looking statements depending on various important factors. Some of these factors include: the effects of, and changes in, regulation and government policy; the effects of changes in general economic environment; the effects of changes in the advertising spending growth; the effects of competition; our ability to reduce costs; the timely development and acceptance of our new channels, stations, web sites and/or services; the effects of technological changes in broadcasting and Internet technology; and, our success at managing the risks that arise from these factors.

All forward-looking statements in this press release are based on information available to us on the date hereof. We do not undertake to update any forward-looking statements that may be made by us or on our behalf, in this press release or otherwise.

SBS is a European commercial television and radio broadcasting company with operations in Western and Central Europe. Countries where SBS currently has broadcasting assets include: Austria, Belgium (Flanders), Denmark, Finland, Greece, Hungary, The Netherlands, Norway, Poland, Romania and Sweden.

For further information visit: ***www.sbsbroadcasting.com***, or contact:

Investors:

Michael Smargiassi
Brainerd Communicators, Inc.
Tel: +1 212 986 6667
Fax: +1 212 986 8302
smarg@braincomm.com

Press:

Glen Dickson
Brainerd Communicators, Inc.
Tel: +1 212 986 6667
Fax: +1 212 986 8302
dickson@braincomm.com

Catriona Cockburn
Citigate Dewe Rogerson
Tel: +44 207 282 2924
Fax: +44 207 282 8040
catriona.cockburn@citigatedr.co.uk

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May, 21, 2002

SBS BROADCASTING S.A.

By: ______________________

Name: Michael Finkelstein
Title: Vice Chairman &
Chief Executive Officer